Pricing Supplement Dated February 14, 2011 (To Prospectus Supplement Dated July 9, 2009 and Prospectus Dated July 9, 2009)	Rule 424(b)(3) File No. 333-160487 Pricing Supplement No. 2011-B1

GENERAL ELECTRIC CAPITAL CORPORATION

GE Interest Plus® for Businesses

Variable Denomination Floating Rate Notes

Greater than
Interest Rates:	$500 to $5 million		$ 5 million
	Rate	Yield	Rate	Yield
	.95%	.95%	.25%	.25%

Effective Dates:	February 14, 2011, until such time as a different rate is determined by the GE Interest Plus Committee. Information on current interest rates is available by calling 888-674-4138, 24 hours a day, seven days a week.

The rate for GE Interest Plus for Businesses Notes is separate and distinct from rates established for GE Interest Plus, which is offered to individual investors.

Additional Information:

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption “Consolidated Ratio of Earnings to Fixed Charges” is hereby amended, as follows:

Year Ended December 31,					9 months ended
2005	2006	2007	2008	2009	Sept. 30, 2010

1.66	1.63	1.56	1.24	0.85	1.11

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which is considered to be representative of the interest factor of such rentals.